August 16, 2007

Nancy S. Vann, Esq.
Vice President and Associate Counsel
Oppenheimer Funds, Inc.
Two World Financial Center
225 Liberty Street - 16th Floor
New York, New York 10281-1008

Re:	Oppenheimer Global Value Fund
	File Nos. 333-144517 and 811-22092

Dear Ms. Vann:

	We have reviewed the registration statement on Form N-1A for the
Oppenheimer Global Value Fund ("Fund") filed with the Commission on
July 12, 2007. The captions we use below correspond to the captions the Fund uses in the registration statement.

Prospectus

Prospectus Summary

      The disclosure under "What Does the Fund Mainly Invest In?" indicates that the Fund will invest in "at least three countries.
.. .
.." The staff takes the position that a global or international fund should invest in several countries throughout the world. Accordingly, please delete the reference to "three countries," and revise the disclosure consistent with the staff`s position.

	The first sentence under "Risks of Foreign Investing" states that the Fund invests a substantial percentage of its assets in foreign securities. Clarify the meaning of the term "substantial percentage." For example, will the Fund normally invest 40% or more of its assets in foreign securities?

Shareholder Fees

	Please remove the text located between the fee table and the example, and relocate it after the example.

	The example includes figures for classes C, N and Y, but the fee table does not. Please harmonize the fee table and the example.

	Disclosure indicates that the Fund will invest in a money market fund and Fund shareholders will be charged a portion of the money market fund`s fees. Accordingly, please insert a line item in the fee table titled "Acquired Fund Fees and Expenses"

disclose the fees and expenses incurred by the Fund as a result of investing in the shares of the money market fund.

The Fund`s Principal Investment Policies and Risks

	Please disclose the percentages, or likely range of percentages of Fund assets to be invested in equities, debt, hedges and derivatives. Please disclose that below-investment grade debt is also known as "junk."

Other Investment Strategies
      Please indicate that the Fund`s "Other Investment Strategies" are non-principal. If the Fund will invest in these types of securities as part of its principal investment strategy, please disclose so in the discussion of the Fund`s principal investment strategy.
      Regarding the discussion of temporary defensive and interim investments, please define the term "interim" as it is used in this disclosure.
      Please inform the staff of the Fund`s expected portfolio turnover rate.
At What Price are Shares Sold?

      Please disclose the effects of using fair value pricing.
See
Instruction to Item 6 (a) (1) of Form N-1A.

Statement of Additional Information

Investment Restrictions
	Please explain the meaning of the phrase "except to the extent permitted under the Investment Company Act," as it pertains to the Fund`s fundamental policies on borrowing money, making loans, investing in real estate and commodities and underwriting.
	The disclosure indicates the Fund, with respect to its concentration policy, has adopted industry classifications that are not a fundamental policy. What are the industry classifications?
	Please explain the extent to which sub-paragraphs (F) and (G) of
Section 12(d)(1) of the Investment Company Act of 1940 permit the Fund to invest in the securities of other investment companies. Closing
      We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.
      Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
      Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities
Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.
	Any questions you may have regarding the filing or this letter may be directed to me at 202.551.6965.


							Sincerely,


							Vincent J. Di Stefano
							Senior Counsel





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